Exhibit 99.1

Silicon Motion Announces Results for the Period Ended December 31, 2016

NEWS RELEASE

Financial Highlights

	4Q 2016 GAAP	4Q 2016 Non-GAAP
• Net sales	$144.2 million (-9% Q/Q, +47% Y/Y)	$144.2 million (-9% Q/Q, +47% Y/Y)
• Gross margin	50.0%	50.2%
• Operating margin	24.2%	30.4%
• Earnings per diluted ADS	$0.73	$0.95

	Full Year 2016 GAAP	Full Year 2016 Non-GAAP
• Net sales	$556.1 million (+54% Y/Y)	$556.1 million (+54% Y/Y)
• Gross margin	49.4%	49.4%
• Operating margin	24.7%	28.2%
• Earnings per diluted ADS	$3.12	$3.64

Business Highlights

•	Embedded Storage[1] sales decreased approximately 10% Q/Q and accounted for about 80% of total sales, similar to the previous quarter

•	Client SSD controller sales increased over 5% Q/Q

•	eMMC controller sales decreased over 5% Q/Q

•	SSD solutions sales decreased over 40% Q/Q

•	Our flash partner began sampling with leading smartphone OEMs their UFS embedded memory with our controller

•	Introduced our Shannon Systems ultra-high performance 12.8TB PCIe SSD with 3D NAND for Chinese hyperscalers

TAIPEI, Taiwan and MILPITAS, Calif., January 24, 2017 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended December 31, 2016. For the fourth quarter, net sales decreased 9% sequentially to $144.2 million from $158.6 million in the third quarter. Net income (GAAP) decreased to $26.2 million or $0.73 per diluted ADS (GAAP) from a net income (GAAP) of $32.7 million or $0.92 per diluted ADS (GAAP) in the third quarter.

[1]	Embedded Storage comprises primarily eMMC and client SSD controllers and enterprise and industrial SSD solutions.

For the fourth quarter, net income (non-GAAP) decreased to $33.9 million or $0.95 per diluted ADS (non-GAAP) from a net income (non-GAAP) of $38.3 million or $1.07 per diluted ADS (non-GAAP) in the third quarter.

Fourth Quarter 2016 Review

“Due to continuing strength of our SSD controller business, representing our ninth consecutive quarter of SSD controller growth, we achieved fourth quarter sales that were on the high-end of our expectations,” said Wallace Kou, President and CEO of Silicon Motion. “Strength from our SSD controllers was however offset by seasonally weak eMMC controller sales and SSD Solutions project transitions.”

Sales

(in millions, except percentages)	4Q 2016		3Q 2016		4Q 2015
	Sales	Mix	Sales	Mix	Sales	Mix
Mobile Storage*	$130.3	90%	$146.9	93%	$87.5	89%
Q/Q	-11%		13%		8%
Y/Y	49%		82%		34%
Mobile Communications**	$12.5	9%	$10.1	6%	$8.8	9%
Others	$1.4	1%	$1.6	1%	$1.7	2%

Total revenue	$144.2	100%	$158.6	100%	$98.0	100%
Q/Q	-9%		13%		3%
Y/Y	47%		66%		22%

*	Mobile Storage products include Embedded Storage products (eMMC and client SSD controllers and enterprise and industrial SSD solutions) and Expandable Storage products (SD and USB flash drive controllers)
**	Mobile Communications products include mobile TV SoCs and handset transceivers

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	4Q 2016	3Q 2016	4Q 2015	4Q 2016	3Q 2016	4Q 2015
Revenue	$144.2	$158.6	$98.0	$144.2	$158.6	$98.0
Gross profit	$72.1	$77.4	$49.0	$72.3	$77.6	$49.1
Percent of revenue	50.0%	48.8%	50.0%	50.2%	48.9%	50.1%
Operating expenses	$37.3	$38.9	$31.0	$28.5	$32.0	$25.3
Operating income	$34.9	$38.5	$18.1	$43.8	$45.5	$23.9
Percent of revenue	24.2%	24.3%	18.4%	30.4%	28.7%	24.4%
Earnings per diluted ADS	$0.73	$0.92	$0.38	$0.95	$1.07	$0.55

Other Financial Information

(in millions)	4Q 2016	3Q 2016	4Q 2015
Cash and cash equivalents, and short-term investments	$277.8	$269.2	$185.2
Bank loans	$25.0	$35.0	—
Capital expenditures	$2.5	$2.8	$14.4
Dividend payments	$7.1	$5.3	$5.2
Loan repayments	$10.0	—	—

During the fourth quarter, we had $2.1 million of capital expenditures for the routine purchase of software and design tools. In this quarter, after loan repayments of $10.0 million, we had $25.0 million of bank loans outstanding.

Our fourth quarter cash flows were as follows:

3 months ended December 31, 2016
(In $ millions)
Net income (GAAP)	26.2
Depreciation & amortization	2.7
Changes in operating assets and liabilities	(3.1)
Others	9.0

Net cash provided by operating activities	34.8

Acquisition of property and equipment	(2.5)
Changes in restricted assets	0.1

Net cash used in investing activities	(2.4)

Dividend	(7.1)
Loans	(10.0)

Net cash used in financing activities	(17.1)

Effects of changes in foreign currency exchange rates on cash	(1.3)

Net increase in cash and cash equivalents	14.0

Returning Value to Shareholders

On October 24, 2016, the Board of Directors of the Company declared a $0.80 per ADS annual dividend to be paid in quarterly installments of $0.20 per ADS. On November 17, 2016, we paid $7.1 million to shareholders as the first installment of our annual dividend.

Business Outlook

“For full year 2017, we expect sales of our client SSD controllers to continue growing strongly, but NAND flash availability will affect our SSD Solutions,” said Wallace Kou, President and CEO of Silicon Motion. “NAND flash tightness will start affecting our SSD Solutions beginning in the first quarter. Additionally in the first quarter, our client SSD controllers will decline seasonally, with growth restarting in the following quarter.”

For the first quarter of 2017, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$121m to $128m -16% to -11% Q/Q +7% to +14% Y/Y	—	$121m to $128m -16% to -11% Q/Q +7% to +14% Y/Y
Gross margin	48% to 50%	Approximately $0.1m*	48% to 50%
Operating margin	20% to 22%	Approximately $3.7m to 4.2m**	23% to 25%

*	Gross margin (non-GAAP) excludes $0.1 million of stock-based compensation.
**	Operating margin (non-GAAP) excludes $0.5 million of amortization of intangible assets, and $3.2 million to $3.7 million of stock-based compensation.

For the full year 2017, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$556m to $612m 0% to +10% Y/Y	—	$556m to $612m 0% to +10% Y/Y
Gross margin	49% to 51%	Approximately $0.5m*	49% to 51%
Operating margin	24.4% to 26.4%	Approximately $17.2m to 19.2m**	27.5% to 29.5%

*	Gross margin (non-GAAP) excludes $0.5 million of stock-based compensation.
**	Operating margin (non-GAAP) excludes $2.1 million of amortization of intangible assets, $0.6 million of litigation expense, and $14.5 million to $16.5 million of stock-based compensation.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on January 24, 2017.

Speakers

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Senior Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 4750 3600

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 4750 3600

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Amortization of intangibles assets consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

Acquisition-related expenses consist of direct costs of acquisitions, such as transaction fees, which vary significantly and are unique to each acquisition. The Company does not acquire businesses on a predictable cycle, so we have excluded the effect of these costs when presenting our non-GAAP financial measures.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Impairment of long-term investments relates to the other-than-temporary, non-operating write down of the Company’s minority stake investments. We do not consider these investments, which were made before 2007, to be strategic and exclude the performance of these investments when evaluating our ongoing performance and forecasting our earnings trends, and therefore excluding losses (and gains) from the investments when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Dec. 31, 2015 ($)	Sep. 30, 2016 ($)	Dec. 31, 2016 ($)
Net Sales	98,041	158,580	144,198
Cost of sales	49,028	81,175	72,080

Gross profit	49,013	77,405	72,118
Operating expenses
Research & development	19,281	25,934	26,038
Sales & marketing	6,136	7,548	5,651
General & administrative	5,008	4,878	5,048
Amortization of intangibles assets	526	526	526

Operating income	18,062	38,519	34,855
Non-operating income (expense)

Gain on sale of investments	1	—	—
Interest income, net	455	541	623
Foreign exchange gain (loss), net	(523)	(375)	112
Impairment of long-term investments	—	—	(13)
Others, net	—	28	(4)

Subtotal	(67)	194	718

Income before income tax	17,995	38,713	35,573
Income tax expense	4,614	5,991	9,416

Net income	13,381	32,722	26,157

Earnings per basic ADS	$0.38	$0.93	$0.74
Earnings per diluted ADS	$0.38	$0.92	$0.73

Margin Analysis:
Gross margin	50.0%	48.8%	50.0%
Operating margin	18.4%	24.3%	24.2%
Net margin	13.6%	20.6%	18.1%

Additional Data:
Weighted avg. ADS equivalents[2]	34,875	35,308	35,324
Diluted ADS equivalents	35,288	35,539	35,623

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Dec. 31, 2015 ($)	Sep. 30, 2016 ($)	Dec. 31, 2016 ($)
Gross profit (GAAP)	49,013	77,405	72,118
Gross margin (GAAP)	50.0%	48.8%	50.0%
Stock-based compensation expense(A)	132	156	199
Gross profit (non-GAAP)	49,145	77,561	72,317
Gross margin (non-GAAP)	50.1%	48.9%	50.2%

Operating expenses (GAAP)	30,951	38,886	37,263
Stock-based compensation expense (A)	(5,091)	(6,320)	(8,228)
Amortization of intangible assets	(526)	(526)	(526)
Litigation expense	(36)	(1)	(2)
Acquisition-related expense	(38)	—	—
Operating expenses (non-GAAP)	25,260	32,039	28,507

Operating profit (GAAP)	18,062	38,519	34,855
Operating margin (GAAP)	18.4%	24.3%	24.2%
Total adjustments to operating profit	5,823	7,003	8,955
Operating profit (non-GAAP)	23,885	45,522	43,810
Operating margin (non-GAAP)	24.4%	28.7%	30.4%

Non-operating income (expense) (GAAP)	(67)	194	718
Foreign exchange loss (gain), net	523	375	(112)
Impairment of long-term investments	—	—	13
Non-operating income (expense) (non-GAAP)	456	569	619

Net income (GAAP)	13,381	32,722	26,157
Total pre-tax impact of non-GAAP adjustments	6,346	7,378	8,856
Income tax impact of non-GAAP adjustments	(76)	(1,768)	(1,147)
Net income (non-GAAP)	19,651	38,332	33,866

Earnings per diluted ADS (GAAP)	$0.38	$0.92	$0.73
Earnings per diluted ADS (non-GAAP)	$0.55	$1.07	$0.95

Shares used in computing earnings per diluted ADS (GAAP)	35,288	35,539	35,623
Non-GAAP Adjustments	205	244	201
Shares used in computing earnings per diluted ADS (non-GAAP)	35,493	35,783	35,824

	For the Three Months Ended
	Dec. 31, 2015 ($)	Sep. 30, 2016 ($)	Dec. 31, 2016 ($)

(A) Excludes stock-based compensation as follows:
Cost of Sales	132	156	199
Research & development	3,323	4,009	5,076
Sales & marketing	859	1,038	1,476
General & administrative	909	1,273	1,676

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Year Ended
	Dec. 31, 2015 ($)	Dec. 31, 2016 ($)
Net Sales	361,297	556,146
Cost of sales	176,765	281,541

Gross profit	184,532	274,605
Operating expenses
Research & development	71,161	92,405
Sales & marketing	20,173	25,765
General & administrative	15,714	17,072
Amortization of intangibles assets	1,051	2,103

Operating income	76,433	137,260

Non-operating expense (income)
Gain on sale of investments	3	2
Interest income, net	1,978	2,031
Foreign exchange gain (loss), net	76	(692)
Impairment of long-term investments	—	(13)
Others, net	10	42

Subtotal	2,067	1,370

Income before income tax	78,500	138,630
Income tax expense	18,249	27,690

Net income	60,251	110,940

Earnings per basic ADS	$1.75	$3.15

Earnings per diluted ADS	$1.73	$3.12

Margin Analysis:
Gross margin	51.1%	49.4%
Operating margin	21.2%	24.7%
Net margin	16.7%	20.0%

Additional Data:
Weighted avg. ADS equivalents	34,525	35,230
Diluted ADS equivalents	34,909	35,513

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Year Ended
	Dec. 31, 2015 ($)	Dec. 31, 2016 ($)
Gross profit (GAAP)	184,532	274,605
Gross margin (GAAP)	51.1%	49.4%
Stock-based compensation expense(A)	262	400
Gross profit (non-GAAP)	184,794	275,005
Gross margin (non-GAAP)	51.2%	49.4%

Operating expenses (GAAP)	108,099	137,345
Stock-based compensation expense (A)	(10,157)	(16,964)
Amortization of intangible assets	(1,051)	(2,103)
Litigation expense	(128)	(52)
Acquisition-related expense	(358)	—
Operating expenses (non-GAAP)	96,405	118,226

Operating profit (GAAP)	76,433	137,260
Operating margin (GAAP)	21.2%	24.7%
Total adjustments to operating profit	11,956	19,519
Operating profit (non-GAAP)	88,389	156,779
Operating margin (non-GAAP)	24.5%	28.2%

Non-operating income (expense) (GAAP)	2,067	1,370
Foreign exchange loss (gain), net	(76)	692
Impairment of long-term investments	—	13
Non-operating income (expense) (non-GAAP)	1,991	2,075

Net income (GAAP)	60,251	110,940
Total pre-tax impact of non-GAAP adjustments	11,880	20,224
Income tax impact of non-GAAP adjustments	1,908	(1,171)
Net income (non-GAAP)	74,039	129,993

Earnings per diluted ADS (GAAP)	$1.73	$3.12

	For the Year Ended
	Dec. 31, 2015 ($)	Dec. 31, 2016 ($)
Earnings per diluted ADS (non-GAAP)	$2.11	$3.64

Shares used in computing earnings per diluted ADS (GAAP)	34,909	35,513
Non-GAAP Adjustments	158	155
Shares used in computing earnings per diluted ADS (non-GAAP)	35,067	35,668

(A) Excludes stock-based compensation as follows:
Cost of Sales	262	400
Research & development	6,565	10,529
Sales & marketing	1,790	3,122
General & administrative	1,802	3,313

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Dec. 31, 2015 ($)	Sep. 30, 2016 ($)	Dec. 31, 2016 ($)
Cash and cash equivalents	180,519	260,468	274,483
Short-term investments	4,681	8,683	3,302
Accounts receivable (net)	58,963	61,800	73,599
Inventories	47,110	79,728	71,873
Refundable deposits – current	19,328	44,289	44,393
Prepaid expenses and other current assets	4,575	6,392	9,236

Total current assets	315,176	461,360	476,886
Long-term investments	133	133	120
Property and equipment (net)	50,469	48,726	47,892
Goodwill and intangible assets (net)	75,990	74,423	73,883
Other assets	3,860	11,033	7,231

Total assets	445,628	595,675	606,012

Accounts payable	22,541	38,207	31,739
Loans	—	35,000	25,000
Income tax payable	13,395	22,148	20,271
Accrued expenses and other current liabilities	52,351	73,308	68,960

Total current liabilities	88,287	168,663	145,970
Other liabilities	12,843	16,766	17,319

Total liabilities	101,130	185,429	163,289
Shareholders’ equity	344,498	410,246	442,723

Total liabilities & shareholders’ equity	445,628	595,675	606,012

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and solutions and ship over 750 million NAND controllers annually, more than any other company in the world. Our controllers are widely used in embedded storage products such as SSDs and eMMCs which are found in smartphones, PCs and industrial and commercial applications. We also supply specialized high-performance hyperscale datacenter and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected first quarter of 2017 and full year 2017 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the first quarter of 2017 and full year 2017. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; our ability to continue to successfully integrate our 2015 acquisition of Shannon Systems; changes in our cost of finished goods; the payment, or non-payment, of cash dividends, including our recently announced increase to our annual dividend, in the future at the discretion of our board of directors; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 29, 2016. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:

Jason Tsai	Selina Hsieh
Senior Director of IR and Strategy	Investor Relations
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

E-mail: sara.hsu@siliconmotion.com